UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

Under the Securities Exchange Act of 1934

Midland States Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

597742105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 597742105		13G

1.	Names of Reporting Persons Andrew S. Love, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 100,263

	6.	Shared Voting Power 785,695

	7.	Sole Dispositive Power 100,263

	8.	Shared Dispositive Power 785,695

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 885,958

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 5.7%

12.	Type of Reporting Person (See Instructions) IN

*Based on 15,483,499 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 597742105		13G

1.	Names of Reporting Persons Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 250,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 1.6%

12.	Type of Reporting Person (See Instructions) OO

*Based on 15,483,499 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 597742105		13G

1.	Names of Reporting Persons Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 6,249

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 6,249

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,249

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 0.0%

12.	Type of Reporting Person (See Instructions) OO

*Based on 15,483,499 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 597742105		13G

1.	Names of Reporting Persons Love Group, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 173,709

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 173,709

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,709

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 1.1%

12.	Type of Reporting Person (See Instructions) OO

*Based on 15,483,499 shares of common stock outstanding as of December 31, 2016.

CUSIP No. 597742105		13G

1.	Names of Reporting Persons Love Investment Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 355,737

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 355,737

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,737

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)* 2.3%

12.	Type of Reporting Person (See Instructions) CO

*Based on 15,483,499 shares of common stock outstanding as of December 31, 2016.

Item 1.
	(a)	Name of Issuer Midland States Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1201 Network Centre Drive Effingham, Illinois 62401

Item 2.
(a)

Name of Person Filing
Andrew S. Love, Jr.

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr.

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959

Love Group, LLC

Love Investment Company

	(b)	Address of Principal Business Office or, if none, Residence 212 S. Central, Suite 201 St. Louis, MO 63105
(c)

Citizenship
Andrew S. Love, Jr. —United States

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — United States

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959, U.S.

Love Group, LLC - U.S.

Love Investment Company - U.S.

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share, of Midland States Bancorp, Inc.
	(e)	CUSIP Number 597742105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: Not applicable

Item 4.	Ownership
(a)

Amount beneficially owned:

Andrew S. Love, Jr. —885,847

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — 250,000

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959 — 6,249

Love Group, LLC — 173,709

Love Investment Company — 355,737

(b)

Percent of class:

Andrew S. Love, Jr. —5.7*

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — 1.6%*

Andrew Sproule Love , Jr., as trustee of the Love Family Charitable Trust — 0.0%*

Love Group, LLC — 1.1%*

Love Investment Company — 2.3%*

* Based on 15,483,499 shares of common stock outstanding as of December 31, 2016.
(c)	Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: Andrew S. Love, Jr. —100,263 Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — 0

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959 — 0 Love Group, LLC — 0 Love Investment Company — 0
(ii)

Shared power to vote or direct the vote:

Andrew S. Love, Jr. —785,695

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — 250,000

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959  — 6,249

Love Group, LLC — 173,709

Love Investment Company — 355,737

(iii)

Sole power to dispose or to direct the disposition of:

Andrew S. Love, Jr. —100,263

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — 0

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959  — 0

Love Group, LLC — 0

Love Investment Company — 0

(iv)

Shared power to dispose or to direct the disposition of:

Andrew S. Love, Jr. —785,695

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr. — 250,000

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959  — 6,249

Love Group, LLC — 173,709

Love Investment Company — 355,737

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certifications
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2017

Andrew S. Love, Jr.

/s/ Andrew S. Love, Jr.

Bank of America and Andrew Sproule Love, Jr. as Trustees U/T/W of Andrew Sproule Love FBO Andrew Sproule Love, Jr.

/s/ Andrew S. Love, Jr.
Name: Andrew S. Love, Jr.
Title: Trustee

Andrew Sproule Love, Jr., as beneficiary Trust created by Andrew Sproule Love U/I/T dated 12/31/1941 as amended U/I dated 8/3/1959

/s/ Andrew S. Love, Jr.
Name: Andrew S. Love, Jr.
Title: Beneficiary

Love Group, LLC

/s/ Andrew S. Love, Jr.
Name: Andrew S. Love
Title: Manager

Love Investment Company

/s/ Andrew S. Love, Jr.
Name: Andrew S. Love, Jr.
Title: Chairman